Exhibit 16.1

July 11, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K dated July 11, 2008 of EP Global Communications Inc. and are in agreement with the statements contained in the second and fourth paragraphs therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

By: /s/ Malin, Bergquist & Company, LLP